                                                                      EXHIBIT 99

                             PACIFIC TELECOM, INC.
                              ITEM 1. BUSINESS AND
                               ITEM 2. PROPERTIES
                        1994 ANNUAL REPORT ON FORM 10-K

                                     PART I
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ITEM 1.   BUSINESS

                                  INTRODUCTION

     PTI was organized in 1955 to provide telephone service to suburban and rural communities principally in the Pacific Northwest. Since that time, the Company has grown significantly through acquisitions and expansion of its service offerings in several areas within the telecommunications industry. This expansion included the provision of long distance services in the State of Alaska, investments in cellular telephone operations and international communications, including the construction of a trans-Pacific fiber optic cable. Over the past few years, the Company's strategy has been to focus on its core business of providing local exchange service to suburban and rural markets and to divest its diversified portfolio of noncore businesses. This strategy is being implemented through the acquisition of LECs, the sale of certain international operations, the consolidation and sale of certain cellular holdings, and ongoing efforts to complete the sale of the Alaska long distance operations to AT&T. Upon completion of the pending sale of Alascom to AT&T, the Company will have resolved its uncertainties related to the Alaska long distance market. The sale of two noncore operations in 1993 successfully completed the Company's exit from its material noncore businesses.

     PTI has been a majority-owned subsidiary of PacifiCorp since 1973. At December 31, 1994, PacifiCorp, through a wholly-owned subsidiary, PacifiCorp Holdings, Inc. (Holdings), beneficially owned approximately 87 percent of PTI's common stock. On March 9, 1995, PacifiCorp and PTI announced a definitive merger agreement pursuant to which a newly-formed, wholly-owned subsidiary of Holdings will merge with and into PTI. Under the agreement, the holders of the approximately 5.3 million shares of common stock of PTI not held by Holdings will receive $30 in cash in exchange for each share of PTI common stock. As a result of the merger, PTI would become an indirect, wholly-owned subsidiary of PacifiCorp. The merger is conditioned upon, among other things, affirmative approval of the merger by holders of a majority of the shares held by the unaffiliated public shareholders.

     On November 1, 1994, Holdings originally proposed to acquire the shares not owned by it for $28 per share in cash. Promptly thereafter, PTI's Board of Directors formed a Special Committee of independent directors to receive, study, negotiate and make recommendations to the PTI Board regarding that proposal. The merger agreement was unanimously approved by the Board of Directors of PTI as fair to, and in the best interests of, PTI's public minority shareholders upon the unanimous recommendation of the Special Committee. In connection with its recommendation of the transaction, the Special Committee received the written opinions of Smith Barney Inc. and CS First Boston Corporation, to the effect that the consideration to be received by the minority shareholders in the merger is fair, from a financial point of view, to such holders.

                          TELECOMMUNICATIONS OPERATIONS

                            Local Exchange Companies

     The Company's LECs operate under a common business name and logo, PTI Communications. This marketing concept was established in 1991 to create a unified identity for the local operations, improve communication with customers and assist in the marketing of new products and services. As one of the major independent telephone companies in the U.S., the Company's LECs provide both local telephone service and access to the long distance network for customers in their respective service areas. At February 28, 1995, the Company operated 15 LECs within eleven states comprised of approximately 471,000 access lines in 297 exchanges. The average number of access lines per exchange is approximately 1,586, reflecting the lower population density generally found in the Company's service areas which are rural in nature. The Company's largest exchange in terms of access lines is in Kalispell, Montana, which had 23,390 access lines at December 31, 1994. Of the Company's 252 exchanges at December 31, 1994, 143 serve less than 1,000 access lines. Service areas are located primarily in the states of Alaska, Colorado, Montana, Oregon, Washington and Wisconsin. States also served, but to a lesser extent, include Idaho, Iowa, Minnesota, Nevada and Wyoming. (See "Regulation -- General.") The Company provides centralized administrative services to field operations from its corporate offices in Vancouver, Washington.

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     During the five years ended December 31, 1994, the number of access lines served by the Company increased from 252,700 to 418,000. As a result of the acquisitions of several LECs located in the Midwest, the Company added approximately 69,000 access lines in 1990, 3,200 in 1992 and 1,100 in 1993. Approximately 50,000 access lines in Colorado were added in February 1995 upon completion of the purchase of rural telephone exchange assets from USWC. (See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisitions" for more information concerning the Colorado acquisition.) The LECs have also experienced strong internal access line growth in certain service areas, as evidenced by a 4.8 percent increase in access lines served during 1994. The Company anticipates that access line growth in the future will come from acquisitions and population growth in current service areas.

     Excluding the Colorado properties recently acquired from USWC, the Company has completed the conversion of all multi-party lines to single-party lines. Approximately 60 percent of the multi-party lines in these newly acquired Colorado exchanges were converted to single-party service by the end of 1994, and the Company expects that these exchanges will be fully converted to single-party service by December 31, 1995.

     The LECs have contracts with interexchange carriers under which the Company provides billing and collection services. The Company has an agreement to provide these services for AT&T and an agreement with Independent NECA Services
(INS), a clearinghouse service bureau, to provide these services for other carriers for varying periods of time, some with automatic renewals and some terminating in 1995 and 1996. In Alaska, the Company's LECs have similar agreements with Alascom.

     Effective March 6, 1995, AT&T started billing and collection for most of its toll messages in the western areas served by the Company, and will do so in the midwest areas served by the Company beginning in April 1995. This change is expected to reduce the Company's billing and collection revenues by approximately $1 million in 1995 compared to 1994. It is anticipated that this reduction will be partially offset by the effects of increased message volumes billed due to acquisitions and billing for additional carriers through the agreement with INS.

     In addition to its basic telephone service, the Company offers enhanced services, such as caller name and number identification, automatic call back, auto recall and call trace, to certain of its service areas under the Custom Local Area Signaling Service (CLASS). CLASS services were offered to certain of the Company's customers in Washington, Montana and Wisconsin in 1994. The Company is evaluating the offering of CLASS services in 1995 to certain Alaska, Colorado and Oregon markets and additional markets in Washington and Wisconsin. The Company's existing switching equipment provides these services with minimal software and hardware enhancements. Some of the Company's switching equipment has other enhanced service capabilities, such as voice messaging, that are being offered to its customers where available. The Company also offers certain customers custom calling features like call forwarding, call waiting and speed dial. The LECs also sell and lease, on a nonregulated basis, customer premise (i.e., telephone) equipment for use by residential and business customers. As part of this program, residential and business customers are offered maintenance services on a monthly fee basis. In 1994, revenues from these services totalled $1.4 million.

     The Company continues to seek expansion of its local exchange operations through acquisition. In February 1995, the Company acquired certain rural telephone exchange assets in Colorado from USWC. The assets represent 45 exchanges that serve approximately 50,000 access lines. The Company paid approximately $200 million for these assets at closing. The Company funded the Colorado acquisition through short-term bank borrowings and anticipates repaying these borrowings with proceeds from the sale of Alascom. In an attempt to satisfy certain regulatory concerns in Colorado, the Company also entered into a construction contract with USWC in July 1993 that required the Company to construct and upgrade plant related to the acquired assets. Under the contract, the Company acted as general contractor on behalf of USWC. The construction and upgrade program accelerated single-party service and digital switching required by the CPUC. During 1993 and 1994, the Company spent an aggregate of $30.1 million under this contract. The Company has added the amounts expended under the contract to its construction work in progress or plant in service accounts for these exchanges.

     The Company has received an order from the FCC granting the waivers to reclassify the exchanges from USWC's regulatory study area in Colorado to the Company's regulatory study area in Colorado and to permit rate of return regulation on the exchanges served by the acquired assets. Included in the study area waivers was permission for these exchanges to be eligible to receive support from the USF, as the cost to provide service in these exchanges exceeds the national average. The FCC waivers will allow the

Company to replace the incentive regulation adopted for these exchanges by USWC with cost based rate of return regulation, which is consistent with the Company's other LEC operations. (See "Regulation -- Local Exchange Companies" for additional information concerning new USF limitations.)

     In May 1994, the Company signed definitive purchase agreements to acquire certain rural telephone exchange assets in Oregon and Washington from USWC. The assets to be acquired by the Company represent 49 exchanges that serve approximately 35,000 access lines. Many of these exchanges are contiguous to or located near other rural exchanges that the Company owns and operates in these states. The combined price for these assets of approximately $180 million in cash is subject to certain adjustments, including adjustments for actual book value of the assets at closing. The Company will not assume any financial liabilities from USWC in the transactions. Applications seeking Washington Utilities and Transportation Commission and Oregon Public Utilities Commission approvals and FCC study area and price cap waivers were filed in the second quarter of 1994. The FCC order approving the Colorado transaction grandfathered the FCC waiver requests for the Oregon and Washington assets, permitting them to be evaluated without application of a newly imposed restriction limiting the redistribution of USF funding. (See "Regulation -- Local Exchange Companies" for additional information about changes in the USF.) Completion of the transactions with USWC is also dependent on other regulatory and governmental approvals, receipt of which is expected to occur prior to the end of 1995. The Company expects to fund the acquisition of these assets through proceeds from the sale of Alascom to AT&T, the issuance of external debt and the use of internally generated funds.

                                   Long Lines

     Through Alascom, the Company provides intrastate and interstate MTS, WATS, private line, leased channel and other communications services within Alaska and between Alaska and the rest of the world. Alascom's facilities interconnect with 22 LECs and the military bases within Alaska and with the interstate and international long distance network. Virtually all services are provided in accordance with tariffs filed with the appropriate regulatory agencies. (See "Regulation -- Long Lines -- Interstate Revenues" for information concerning Alascom's settlements arrangement with AT&T for interstate services.)

     Alascom uses both satellite and terrestrial facilities in providing service. All interstate MTS and certain interstate private line services are provided via the Alaska Spur. (See "Telecommunications Operations -- Pacific Telecom Cable.") Satellite facilities provide intrastate MTS, WATS and private line services, link remote areas of Alaska to the long distance network (both interstate and intrastate) and serve as alternate routing for vital customer services.

     Alascom operates 18 satellite transponders on a communication satellite that replaced Alascom's original satellite in 1991. Alascom purchased two transponders, one in 1994 and one in 1993, and leases 16 transponders under an operating lease that expires in mid-1998. At the end of the lease, the Company has the option of either repurchasing the satellite or guaranteeing a minimum sales price to a non-affiliated party. Telemetry, tracking, control and in-orbit protection services are provided under contract by GE American Communications, Inc. for the projected remaining service life of the satellite estimated at 8 years.

     Alascom owns 173 satellite transmit and receive earth stations (including 12 transportable earth stations), a 50 percent interest in 46 earth stations used generally for service throughout Alaska and 7 additional earth stations located in the lower 48 states, Panama, Russia and Saudi Arabia. Alascom routinely upgrades earth stations with digital technology to provide enhanced communication services. Approximately 70 percent of the earth station circuits are digital. Alascom has digital switching equipment located at its toll centers in Anchorage, Fairbanks and Juneau. It also owns and operates major terrestrial microwave systems (primarily digital) that provide communications between Anchorage and Fairbanks and Anchorage and the cities on the Kenai Peninsula. The microwave system also interconnects Anchorage with leased Canadian facilities at the Canadian border and with Haines, Juneau and Ketchikan in the rugged terrain of southeastern Alaska. Alascom owns and operates the communications system along the Trans-Alaska Pipeline that is used to monitor and control the flow of oil through the pipeline.

     Alaska's geographic location makes the state strategically important for the military. Alascom has numerous private line facilities serving the government, including several transportable earth stations used to support military communication needs. Alascom continues to operate one transportable earth station in Saudi Arabia, which provides telecommunication services under an agreement with the U.S. Department of Defense. Alascom is participating in a joint venture providing international MTS and private line service to several locations in the eastern part of Russia.

                           Alaska Market Restructuring

     In October 1994, the Company signed an agreement to sell the stock of Alascom to AT&T in a transaction providing $365 million in proceeds. Under the terms of the agreement, AT&T will pay $290 million in cash for the Alascom stock and for settlement of all past cost study issues. AT&T has also agreed to allow PTI to retain a $75 million transition payment made by AT&T to Alascom in July 1994 pursuant to an FCC order. AT&T made a down payment of $30 million to the Company upon signing the stock purchase agreement, which would be applied to the final $75 million transition payment required in the FCC order if the sale failed to close. The remaining $260 million is to be paid when the transaction closes. Closing of the sale of Alascom is subject to certain conditions, including receipt of state and federal regulatory approvals that are expected to be received during the first half of 1995. The Company has agreed to provide accounting, data processing and human resource service support for up to 15 months following the sale to allow for a smooth transition in exchange for certain equipment that the Company intends to incorporate in its LEC operations. The Company anticipates recognizing a material gain from the sale of Alascom. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Forecast" for information about this gain.

     The JSA and the entire telecommunications market in Alaska have been under review by a Joint Board of the FCC and state regulators over the past ten years. In May 1994, the FCC, based on recommendations of the Joint Board, ordered a restructuring of the Alaska telecommunications market. Among other matters, the FCC order would have required termination of the JSA between Alascom and AT&T, effective January 1, 1996; the payment by AT&T to Alascom of $150 million for transition payments in two equal installments of $75 million each; AT&T to continue utilizing Alascom's facilities for the origination and termination of interstate traffic on a declining scale for a period of two and one-half years following termination of the JSA; and the creation by Alascom of an interstate tariff for carrier services based upon an allocation of costs between rural and nonrural locations. Although the FCC order remains in effect, the agreement to sell Alascom to AT&T was reached as a solution to issues that remained unresolved by the order. Alascom filed a petition for review of the FCC order with the United States Court of Appeals for the District of Columbia in June 1994. This petition has been stayed pending completion of the proposed transaction with AT&T.

                               Cellular Operations

     The Company's wholly-owned subsidiary, PT Cellular, is a holding company with subsidiaries in Alaska, Michigan, Minnesota, Oregon, South Dakota, Washington and Wisconsin. The Company has ownership interests with respect to 29 MSAs and RSAs and manages 10 of these interests in Alaska, Michigan and Wisconsin. The Company also manages five other RSAs in Minnesota. Revenues from cellular operations represented approximately three percent of total Company revenues in 1994.

     Cellular mobile telephone service is being provided or developed in areas designated as RSAs or MSAs within boundaries defined by the FCC. Cellular systems provide local and long distance telephone services through mobile radio telephones (cellular phones) that are either hand-held or mounted in vehicles. These cellular phones transmit and receive radio signals to and from transmitter, receiver and signaling equipment (cell sites). Cell sites in an RSA or MSA are located in a manner that will allow for the most complete coverage of an area. Each cell site is connected to a switching facility that controls the cellular system of the specific RSA or MSA and connects the cellular customer to the conventional wireline local and long distance telephone networks or to other cellular phone users in the area.

     The Company believes that the creation of a large regional automatic call delivery area is important to the continued success of its cellular operations. During 1994, the Company's cellular properties in Wisconsin and Michigan were networked with the major MSA markets in Wisconsin and with all of the markets in rural Minnesota. This provided the Company's Wisconsin and Michigan customers with one of the largest regional automatic call delivery areas available in the U.S. The Company plans to continue its efforts to expand its presence in the Midwest and to network with additional major MSA markets in Minnesota, Michigan and Illinois in early 1995. The provision of automatic call delivery services within the region simplifies the process by which customers receive cellular calls in the areas that they travel most often, thus increasing the convenience and value of their cellular service.

     The Company continues to test and evaluate digital cellular technology and is preparing to provide digital cellular service when market forces warrant its deployment. The Company does not anticipate that in the near future it will be required to deploy digital cellular technology solely to increase the capacity of its cellular systems.

     The following table sets forth the Company's POP ownership by state as of December 31, 1994.

                                                            Non-
State                                 Controlled(1)    Controlled        Total
-------------------------------------------------------------------------------
Alaska                                      201,000            --      201,000
Michigan                                    315,000            --      315,000
Minnesota                                        --        23,567       23,567
Oregon                                           --       107,035      107,035
South Dakota                                     --        16,147       16,147
Washington                                       --        41,152       41,152
Wisconsin                                   688,646       627,407    1,316,053
-------------------------------------------------------------------------------
  Total                                   1,204,646       815,308    2,019,954
-------------------------------------------------------------------------------

(1) Represents interests with respect to RSAs and MSAs where the Company has an ownership position and manages the operations.

     The Company plans to increase its ownership interests in certain cellular properties in order to achieve ownership control and to consolidate the Company's cellular service areas into larger contiguous units for operating efficiencies. This plan may be accomplished through the exchange of existing cellular interests and/or future acquisitions. On January 18, 1995, the Company signed a letter of intent to sell 20 percent of its interest in the Alaska RSA #1 market (Fairbanks) for cash and notes receivable. The letter of intent also provides options for the buyer to increase its ownership of the market to a maximum level of 49 percent over a two-year period. Consummation of the transaction is subject to negotiation of definitive agreements and certain corporate approvals. This sale is not anticipated to have a significant impact on the financial results of the Company. The Company has budgeted $20.6 million for the development of cellular operations over the next three years.

     Customers served by the cellular operations controlled by the Company increased 61 percent in 1994, 65 percent in 1993 and 70 percent in 1992.

                              Pacific Telecom Cable

     PTC, which is owned 80 percent by PTI and 20 percent by Cable & Wireless plc (C&W), a United Kingdom corporation, is involved in the operation, maintenance and sale of capacity of a submarine fiber optic cable between the U.S. and Japan, known as the North Pacific Cable. The eastern end of the cable is operated by PTC. The western end is operated by International Digital Communications, Inc. (IDC), a Japanese corporation. Major IDC shareholders include C. Itoh & Co., Ltd, Toyota Motor Corporation, Pacific Telesis International and C&W.

     The North Pacific Cable was the first submarine fiber optic cable to provide direct service between the U.S. and Japan. In addition, through the Alaska Spur, it provides the first digital fiber optic link between Alaska and the lower 48 states. Service between the U.S. and Japan is carried on three, 420 Mbit/s digital fiber optic pairs, providing a total capacity of 1,260 Mbit/s. Service between Alaska and the lower 48 states is carried on one, 420 Mbit/s digital fiber optic pair. On the eastern end, the cable lands at Pacific City, Oregon and Seward, Alaska. From the landing stations, traffic is transmitted to carrier access centers near Portland, Oregon and Anchorage, Alaska for interconnection with digital communications facilities serving the lower 48 states and Alaska and with facilities transmitting traffic to foreign countries. On the western end, the cable lands at Miura, Japan, and traffic is transmitted to IDC's carrier access centers in Tokyo, Yokohama and Osaka for interconnection with Japanese domestic service providers. For service to points beyond Japan, IDC has constructed a 75-mile submarine cable from Miura to Chikura where it interconnects with other international cables. IDC also participates in the Asia Pacific Cable system that links Miura with Hong Kong, Singapore, Taiwan and Malaysia.

     Construction and laying of the North Pacific Cable were completed in December 1990, the system was made available for commercial traffic in May 1991 and final system acceptance occurred in November

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1991. Forty-three private and government-owned telecommunications firms representing 26 countries have purchased approximately 53 percent of the cable's 17,010 circuit capacity. PTC recognized revenues of $4.6 million in 1994, $4.9 million in 1993 and $10.8 million in 1992 related to cable and backhaul capacity sales.

     PTC continues to market the remaining unsold capacity. Marketing efforts have included the completion of tests demonstrating the feasibility of transmitting international high-quality television signals via fiber optics using the North Pacific Cable. Based on the Company's estimates of growth in trans-Pacific demand for communications capacity, interconnectivity between existing and planned cable systems and the North Pacific Cable, the availability of other sources of capacity over the next five years and the possible development of alternative business uses of the cable, the Company believes that the inventory value of the cable system at December 31, 1994 can be recovered.

     The original three-year warranty on the North Pacific Cable system's submersible plant and terminal equipment ended on November 11, 1994. This warranty covered the repeaters, electronics, cable and branching unit. Testing to verify the status of the system was completed prior to warranty expiration. Results of the completed tests indicated that the North Pacific Cable system was operating at or above contracted levels before an outage in February 1995. This outage is under investigation. Extended warranties for certain components of the North Pacific Cable system will continue in effect until November 2001. These extended warranties apply to the majority of the cable supplied by the manufacturers.

     PTC, IDC and C&W (Founders) are responsible for procuring maintenance for the North Pacific Cable and have renewed the existing maintenance arrangements with Cable & Wireless (Marine) Limited for an additional five-year period beginning in April 1994. Thereafter, the contract has annual renewal options for up to five years. The Founders continue to seek arrangements for a maintenance vessel to be available for service on the western end of the cable. The majority of maintenance service costs are passed on to owners of capacity on the cable.

     PT Transmission provides restoration services for the eastern end of the North Pacific Cable under the terms of its tariff. In the event of a cable failure, restoration services are provided via a PT Transmission satellite earth station located at Moores Valley, Oregon.

               Other Communications Subsidiaries and Partnerships

     On April 29, 1994, the Company completed the sale of two wholly-owned noncore subsidiaries, PTI Harbor Bay, Inc. and Upsouth Corporation, to IntelCom Group, Inc. (IntelCom) (AMEX:ITR) for 1,183,147 shares of IntelCom common stock and $.2 million in cash. On October 17, 1994, the Company sold its IntelCom stock in an underwritten public offering. Cash proceeds of $15.9 million and a gain of $1.0 million, net of tax and selling expenses, were recognized in 1994. PTI Harbor Bay, Inc. provides transmission services principally in the greater San Francisco Bay Area. Upsouth Corporation owns an earth station complex near Atlanta, Georgia and another near Carteret, New Jersey. The net assets of PTI Harbor Bay, Inc. and Upsouth Corporation prior to the sale were classified in "other current assets."

     In 1989, the Company acquired three AM/FM combination radio stations in Oregon, Nevada and Idaho in an effort to protect an investment made when the Company was investing in non-telecommunications businesses. In 1992, the AM radio station in Idaho was contributed to an institution of higher education and the Company recognized a tax benefit. The Company sold the FM station in Idaho in July 1994 and recognized a pre-tax loss of $.3 million. On February 28, 1995, the Company completed the sale of the Oregon stations and recognized no gain or loss on the transaction. The Company also has agreements to sell the remaining stations in Nevada and is waiting for regulatory approval of the sales, which are expected to close in the first half of 1995. Due to their pending sale, the net assets of the radio stations were classified as "other current assets" at December 31, 1994. The Company expects to recover its investment in these entities as the result of these transactions.

                                   REGULATION

                                     General

     The Company's LECs and Alascom operate in an industry that is subject to extensive regulation by the FCC and state regulatory agencies. Virtually all services, both local and long distance, are provided in accordance with tariffs filed with the appropriate regulatory agencies. The telecommunications industry continues to undergo change as a result of a series of regulatory and judicial proceedings regarding the deregulation of certain aspects of the industry. The FCC, Congress and some state regulatory agencies are pursuing alternative forms of regulation that depart from traditional rate of return regulation for telecommunications companies such as the Company. These alternatives include the possible opening of local exchange franchises to competition. The effects of any such alternative forms of regulation on the Company's LECs is uncertain.

     The Company's LECs are governed by tariffs filed with the FCC for interstate access services provided to interexchange carriers. Interstate and certain international services provided by Alascom are governed by tariffs filed with the FCC. The FCC also licenses other aspects of the Company's telecommunications operations, including the construction and operation of its microwave, cable and radio facilities and its satellite and earth stations.

     As part of its regulation, the FCC prescribes a Uniform System of Accounts
(USOA) that dictates the account structure and accounting policies used by both the LECs and Alascom. The FCC also establishes the principles and procedures (separations procedures) that allocate telephone investment, operating expenses and taxes between interstate and intrastate jurisdictions for the Company's LEC operations and Alascom. Generally, the state regulatory agencies have adopted the USOA and the principles and procedures prescribed by the FCC.

     To discourage carriers from subsidizing the cost of nonregulated business activities and to protect customers from unjust and unreasonable rates, the FCC and certain state regulatory commissions have adopted accounting and cost allocation rules for segregating the costs of regulated services and nonregulated services. The rules are based on fully distributed costing principles. In addition to segregating costs, the accounting policies prescribe guidelines for recording transactions between affiliates, require monitoring of jurisdictional earnings of various services and set forth a process for auditing the allocation procedures.

     The Company's cellular interests are regulated by the FCC with respect to the construction, operation and technical standards of cellular systems and the licensing and designation of geographic boundaries of service areas. Certain states also require operators of cellular systems to satisfy a state certification process to serve as cellular operators.

                            Local Exchange Companies

     The facilities of the Company's LECs are used principally to provide local telephone service and customer access to the long distance network. The costs of providing services are allocated between the interstate and intrastate jurisdictions.

     Interstate service costs (both traffic sensitive and nontraffic sensitive) are recovered through an access charge plan under which LEC or NECA tariffs filed with the FCC allow for charges to interexchange carriers for access to customers. The traffic sensitive costs are recovered either directly through access charges or through cost based settlements with NECA. The nontraffic sensitive portion (subscriber loop) of these interstate-related costs is recovered through a settlement process with NECA. The subscriber loop represents investment in plant from the central office to the customer's premise. The nontraffic sensitive revenue pool administered by NECA is funded by a subscriber line charge to individual customers, interexchange carrier access charges and long-term support payments by nonpooling LECs. Since January 1, 1991, the interstate rate of return authorized by the FCC for LECs' interstate access services has been 11.25 percent. The USF administered by NECA compensates companies whose nontraffic sensitive loop costs per subscriber are greater than an established threshold over the national average. Due to the suburban and rural nature of its operations, most of the Company's LECs receive this compensation, as the cost of providing local service in rural areas generally exceeds the national average.

     Based on a concern over recent growth in the size of the USF, a Federal-State Joint Board proposed interim USF rules that were adopted by the FCC in 1993. These interim rules place an indexed cap on USF growth to allow the USF to grow at a rate no greater than the rate of growth in the nation's total work-ing local loops. The interim rules are intended to allow moderate growth in the total level of the USF while the FCC and the Federal-State Joint Board undertake a re-evaluation of the USF assistance mechanism. The Federal-State Joint Board proposed that the interim rules remain in effect for 1994 and 1995. As most of the Company's LEC operations receive USF compensation, significant changes to the USF assistance mechanism could affect the Company's future results. The Company believes that placing the indexed cap on USF growth may have a negative impact on the Company's revenues, but the impact is not expected to be material. In addition, a reduction in USF revenues will shift revenue requirement to the intrastate jurisdiction where the Company may request a revenue increase at the state level to offset some or all of the lost assistance where USF proceeds are used to maintain lower rates.

     In 1994, Congress considered legislation (S. 1822) that would rewrite the 1934 Communications Act. Efforts to pass comprehensive telecommunications legislation are expected to continue in 1995. Based upon statements of Congressional leaders, it is expected that the 1995 effort, much like the 1994 effort, will address universal service concepts and the support mechanisms necessary to sustain them.

     On January 5, 1995, the FCC issued its order granting the Company a study area waiver and price cap waiver associated with the Company's purchase of USWC assets in Colorado. The order clears the way for the purchased assets to fully participate in the USF and allows them to be operated on a rate of return as opposed to price cap basis. The order also implemented new standards on transactions having an impact on the USF. any future transaction that would cause a shift of USF payments exceeding one percent of the total fund will be held to a higher standard of review by the FCC. However, the Company's pending waiver requests associated with the Company's purchase of USWC Washington and Oregon assets were grandfathered and will be evaluated without application of the one percent cap.

     As an alternative for rate of return regulation, the FCC adopted optional incentive regulation for LECs beginning in 1991. Due to specific constraints, including the requirement that all LECs under common ownership must adopt incentive regulation when it is adopted by any LEC in the group, it is unlikely that the Company will adopt this form of regulation for interstate purposes in the near future. NECA has recently filed its own recommendation for an incentive regulation plan with the FCC. The Company will monitor the progress of NECA's efforts and evaluate its options if an alternative regulation plan is implemented.

     In early 1995, the Company's largest Wisconsin LEC filed proposed local exchange and intrastate access rate changes with the Wisconsin Public Service Commission, which would become effective June 1, 1995. The proposed rate design would be revenue neutral with lower revenues from interexchange access and services offset by increased local exchange revenues of approximately $.6 million. Extended Area Service (EAS), which extends local calling areas, would not be part of the basic rates and would be measured on a minute of use basis or a flat rate optional service. Management does not believe that these changes will significantly impact the Company's financial results.

     In Washington, a process was started in 1990 to restructure rates to allow the conversion of all multi-party to single-party lines, to eliminate touchtone charges and to offer certain customers EAS. In August 1993, the Company proposed additional revisions to rates for further extension of EAS to substantially all of its Washington customers. By the end of 1994, all lines in Washington were single-party, with approximately 98 percent having EAS capabilities.

     In December 1994, the Company received an order from the APUC to implement revised depreciation rates retroactive to January 1, 1994. This adjustment decreased the depreciation rate, which resulted in an annual increase in operating income of $3.6 million. The income was recognized in the last quarter of 1994. There are no other LEC depreciation rate adjustments currently pending with any of the Company's regulatory commissions.

                                   Long Lines

                        Long Lines -- Interstate Revenues

     Through September 1994, Alascom's interstate MTS and WATS revenues were derived through the JSA with AT&T. Based on a May 1994 FCC order, the JSA is scheduled to be terminated on January 1, 1996. Since that order was received, the Company has agreed to sell the stock of Alascom to AT&T. Long lines interstate revenues from October 1994 until the sale closes are recognized based on the interim cash settlement amounts outlined in the stock sale agreement. These monthly payments are fixed at historically projected settlement amounts. Prior to signing the agreement in October 1994, long lines recognized revenue under the JSA based on the current computation of the revenue requirements. (See "Telecommunications Operations -- Alaska Market Restructuring.")

                          Long Lines -- Access Charges

     Alascom purchases access to the local network under an access tariff and billing and collection services under a separate contract. These charges for interstate access services are determined using access charge procedures used by LECs in the contiguous 48 states. (See "Regulation -- Local Exchange Companies.") Interstate access charges and billing and collection charges are included under the JSA with AT&T.

     Alascom makes payments for intrastate access charges through a state access tariff. The access charge system was implemented in 1991 to accommodate intrastate competitive entry. (See "Competition -- Long Lines -- Intrastate.") The Alaska Exchange Carriers Association coordinates the filing of access tariffs and the pooling of costs. The adoption of intrastate access charges has had no material adverse effect on the Company's results of operations. Alascom purchases intrastate billing and collection services under a separate contract.

                            Long Lines -- Alaska Spur

     Alascom purchased and operates the Alaska Spur under a temporary authorization from the FCC which expires on August 8, 1995. In December 1992, Alascom sold 11 percent of the Alaska Spur's capacity to GCI.

                                   COMPETITION

                            Local Exchange Companies

     The Company's LECs have experienced little competition in providing basic services, primarily due to the suburban and rural nature of their service territories. Competition from the development of alternative networks by other carriers and of private networks (bypass) by government agencies and large corporate customers has resulted in minor diversions of traffic from the Company's LECs. To date, the Company has also experienced little competition from cable TV providers and wireless technologies. Competition from these sources may increase if regulators open basic telephone service to cable TV operators and as wireless technologies advance. However, investment by others in facilities will be required to provide competitive service, and the Company believes that these investments will be made only if appropriate economic opportunities and demand for such services exist. The Company also believes it is well positioned to meet this type of competition and that price and service are the significant competitive factors in dealing with alternative networks, bypass and other forms of competition.

     With respect to access service, the Company's LECs may face competition from several sources in the future. Alternative or competitive access providers
(CAPs) have, in various parts of the country, constructed facilities which bypass those of the local exchange carrier to provide access between customers and interexchange carriers. The location and extent of such activity is determined by a number of factors, including applicable state and federal regulatory policies, and economic and market conditions in the area. This activity is most prominent in the business districts of large urban areas. A number of interexchange carriers have also announced or implemented programs to construct facilities which bypass those of local exchange companies. This competitive activity pressures LECs to lower access rates. There are also political pressures supporting lower access rates.

     The Company believes that the activities of CAPs and the major interexchange carriers, at present, do not pose a direct, material threat to the Company's revenues due to the rural nature of its operations. The ratio of residential to business access lines for the Regional Bell Operating Companies averages two to one, while the Company's LECs average three to one. The Company anticipates that competition in services and facilities will evolve over time in its LEC service areas. The Company is reviewing the potential effect such competitive activity may have on its operations and seeking to find ways to benefit from changes which may occur as competition increases.

                            Long Lines -- Interstate

     In 1982, the FCC authorized a variety of carriers to provide interstate services in Alaska in competition with Alascom. GCI, a carrier providing private line, MTS and WATS equivalent services to and from Alaska, attracted a significant number of customers as LECs converted to equal access in Anchorage, Fairbanks, Juneau and other areas. Although rates were a significant competitive issue during the introduction of equal access, the rate advantage enjoyed by GCI prior to rate integration was reduced with the integration of toll rates in January 1987 and subsequent nationwide annual rate reductions through 1990. As a result of these rate reductions and other factors, Alascom has experienced growth in interstate billed minutes of 2.7 percent in 1994, 6.2 percent in 1993 and 11.9 percent in 1992. The Company believes that with minimal rate differences, service is currently the predominant competitive factor in the Alaska interstate market.

     In January 1990, GCI filed a petition for rulemaking with the FCC seeking to abolish the present prohibition against construction of duplicate earth station facilities in rural Alaska. GCI stated that it desired to extend its services to rural Alaska over a five-year period. Alascom opposed GCI's petition, as being contrary to the public interest. The FCC has taken no action with regard to the GCI petition.

                            Long Lines -- Intrastate

     In 1990, the Alaska legislature enacted legislation that authorized intrastate competition, and the APUC established specific regulations for competition that allowed facilities-based competition in some areas, but prohibited construction of duplicative facilities in most remote locations. The APUC also designed a competitive framework under which high costs of providing service in rural locations are shared by Alascom and its competitors through the LEC access charge pooling mechanism.

     Intrastate competition in Alaska commenced in May 1991. Competition has been introduced in approximately 90 percent of the Company's intrastate market. The Company's intrastate long distance service revenues, net of related access charges, accounted for approximately five percent of the Company's total revenues in 1994 and in 1993 and six percent in 1992. The Company has mounted a marketing campaign in response to this competition and believes that price and service are the significant competitive factors in this market. Intrastate minute volumes increased 5.0 percent in 1994 and 1.7 percent in 1993 but decreased 7.3 percent in 1992.

                               Cellular Operations

Under FCC guidelines, two licenses to provide cellular service were granted in each MSA and RSA. The Company believes that price and service are significant competitive factors in the cellular market. A competitive threat to cellular operations from other wireless communications technologies also exists. This threat may increase as these technologies are developed in the future.

     In June 1994, the FCC modified the rules issued in September 1993 governing broadband Personal Communications Services (PCS). The FCC defined the PCS license areas based on 51 major and 493 basic trading areas (MTA and BTA, respectively). Under the PCS rules as modified, the FCC created six licensed frequency blocks representing 120 MHz of spectrum and identified 20 MHz of spectrum for unlicensed PCS. The licensed spectrum was divided into two 30 MHz MTA blocks, one 30 MHz BTA block and three 10 MHz BTA blocks. The FCC began the broadband PCS auction process in December 1994 by auctioning the MTA licenses. The auctions for the BTA licenses are expected to be initiated by the second quarter of 1995. The Company's cellular operations are eligible to participate in the PCS auctions subject to certain limitations established by the FCC. The PCS license term is set at 10 years with 30 MHz licensees required to cover one-third of the POPs within five years and two-thirds of the POPs within ten years; 10 MHz licensees are required to cover one-quarter of the POPs within five years. Although the Company is not planning on bidding for PCS licences, it continues to monitor PCS developments and evaluate its opportunities in the PCS market.

                                Cable Operations

     The North Pacific Cable is currently the only operating cable between the U.S. and the western Pacific that has available capacity for sale. AT&T placed a cable into service between the U.S. and Japan in late 1992. This cable competed directly with the North Pacific Cable for subscribers. AT&T has stated that all capacity on its cable has been subscribed. AT&T has announced plans for an additional cable system between the eastern and western Pacific for completion over the next three years. The North Pacific Cable also competes with available capacity on international communication satellites.

                                   ENVIRONMENT

     Compliance with federal, state and local provisions relating to protection of the environment has had no significant effect on the capital expenditures or earnings of the Company. Future effects of compliance with environmental laws are not expected to be material, but environmental laws could become more stringent over time.

                                    EMPLOYEES

     At December 31, 1994, the Company had 2,762 employees, approximately 39 percent of whom were members of six different bargaining units. These units are represented by the International Brotherhood of Teamsters, the International Brotherhood of Electrical Workers, Communication Workers of America or the NTS Employee Committee. During 1994, negotiations were completed on three collective bargaining agreements governing 392 employees. Negotiations on three contracts covering 692 employees commenced in 1994 and continued into 1995. Relations with represented and non-represented employees continue to be generally good.

     As a result of the pending sale of Alascom, the Company's workforce would no longer include the 632 full-time employees of Alascom. PTI would retain all liabilities related to Alascom's retired employees in accordance with the Company's retirement plans while AT&T would make available its plans to existing Alascom employees at closing under terms of the stock purchase agreement.

                              CONSTRUCTION PROGRAM

     The Company financed its 1994 construction program primarily through
internally generated     funds. Construction expenditures for 1994 and estimated
expenditures for 1995 through 1997, including expenditures relating to assets acquired or to be acquired from USWC of $24.4 million, $34.9 million, $19.9 million and $15.8 million for 1994, 1995, 1996 and 1997, respectively, are as follows (in millions):

                                                             Plan
                                               ------------------------------
                                         1994      1995      1996        1997
-----------------------------------------------------------------------------
LECs                                   $110.9    $108.7    $109.5       $99.0
Long Lines                               22.2       7.1        --          --
PT Cellular                               9.8       8.5       5.0         7.1
Other                                     5.3       3.2       2.6         2.6
-----------------------------------------------------------------------------
Total                                  $148.2    $127.5    $117.1      $108.7

The estimates of construction costs set forth above are subject to continuing review and adjustment. The Company anticipates that it will be able to finance substantially all of its construction programs for 1995 from internally generated funds.

                               ACQUISITION PROGRAM

     The Company continues to seek expansion of its local exchange operations and cellular interests through the acquisition of additional local exchange companies and assets and cellular properties that complement its existing properties and operations. The Company seeks to realize economies of scale through these acquisitions, particularly where the properties are near the Company's current operations or are of sufficient size to support moving into a new geographic area. (See "Telecommunications Operations -- Local Exchange Companies" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Financial Information" and "Financial Forecast" for information regarding pending acquisitions of USWC assets in Oregon and Washington.)

ITEM 2. PROPERTIES

     The telephone properties of the Company's LECs include central office equipment, microwave and radio equipment, poles, cables, rights of way, land and buildings, customer premise equipment, vehicles and other work equipment. Most of the Company's division headquarters buildings, telephone exchange buildings, business offices, warehouses and storage areas are owned by the Company's LECs and are pledged to secure long-term debt. In addition, certain of the LECs' microwave facilities, central office equipment and warehouses are located on leased land. Such leases are not considered material, and their termination would not substantially interfere with the operation of the Company's business. (See "Item 1. Business -- Telecommunications Operations -- Local Exchange Companies" for information regarding the states in which the Company has LEC operations.)

     The properties of Alascom include toll centers with toll switching facilities, microwave and radio equipment, satellite transmit and receive earth stations, submarine cables (including the Alaska Spur), land, warehouse and administrative buildings, as well as transportation and other work equipment. Although Alascom owns most of its buildings, much of its telecommunications equipment is located on leased property. In addition, Alascom leases certain microwave and satellite circuits to carry both interstate and intrastate communications. The Company leases 16 transponders on a satellite through an operating lease with a term of 69 months. The Company also purchased and placed in service two additional transponders on this satellite, one in 1993 and one in 1994. (See "Item 1. Business -- Telecommunications Operations -- Long Lines" for information concerning other properties of Alascom.)

     PT Cellular's subsidiaries are partners in partnerships that own or lease switching facilities, cell site towers, cell site radio equipment and other equipment required to furnish cellular service to the areas they serve. (See "Item 1. Business -- Telecommunications Operations -- Cellular Operations" for information regarding the states in which the Company has cellular operations.)

     The properties of PTC and PT Transmission include a satellite transmit and receive earth station, located at Moores Valley, Oregon, fiber optic cables, land, buildings, operating facilities and business offices, all of which are owned. In addition, PTC leases a duplicate cable for backup between Pacific City, Oregon and Portland, Oregon and business office space. PTC also holds in inventory its portion of the unsold capacity in the North Pacific Cable and backhaul facilities.

     The Company's executive, administrative, purchasing and certain engineering functions are headquartered in Vancouver, Washington. The Company has a 50 percent ownership interest in its headquarters building and, through a long-term lease, occupies approximately 73 percent of the 225,000 square-foot building. The Company owns its mainframe computer and leases most of the other equipment used in conjunction with providing data processing services.

                      PACIFICORP FINANCIAL SERVICES, INC.
                              ITEM 1. BUSINESS AND
                               ITEM 2. PROPERTIES
                        1994 ANNUAL REPORT ON FORM 10-K

                                     PART I


ITEM 1.  BUSINESS

     GENERAL

     PacifiCorp Financial Services, Inc. (the "Company") is a holding company with three principal business segments - Financial Services, Real Estate, and, as a result of the resolution of a problem loan situation, Agriculture. A formal plan for disposal of the Company's investment in its Agriculture operations was adopted late in the fourth quarter of 1994 and Agriculture is now classified as part of discontinued operations (see Note 10 to the Consolidated Financial Statements). A fourth business segment, Manufacturing, was disposed of in the third quarter of 1994. The Financial Services and Real Estate business segments conform to the definitions provided by Statement of Financial Accounting Standards No. 14 - "Financial Reporting of Segments of a Business Enterprise." The net assets and results of operations of the Agriculture and Manufacturing segments have been classified as discontinued operations. Financial information concerning Financial Services, Real Estate and discontinued operations can be found in the Company's Consolidated Financial Statements and Notes thereto.

     The Company is a wholly-owned subsidiary of PacifiCorp Holdings, Inc. ("Holdings"), which is, in turn, a wholly-owned subsidiary of PacifiCorp. PacifiCorp is a Portland, Oregon-based electric utility, conducting retail electric utility operations under the names of Pacific Power & Light Company and Utah Power & Light Company. The common stock of PacifiCorp
     (PPW) is traded on the New York Stock Exchange and the Pacific Stock Exchange. Holdings was incorporated in Delaware in 1984 for the purpose of holding the non-electric subsidiaries of PacifiCorp. In addition to owning 100% of the Company's common stock, Holdings owns approximately 87% of the common stock of Pacific Telecom, Inc. ("Pacific Telecom"). The common stock of Pacific Telecom (PTCM) is traded on the national over-the-counter market. Pacific Telecom provides local telephone and access services in Alaska, seven other western states and three midwestern states; long-distance voice and data services in Alaska; cellular mobile telephone services; and is also involved in the sale of capacity in and operation of a submarine fiber optic cable between the United States and Japan.

     The Company was incorporated in the State of Oregon in 1949 and was acquired by Holdings in September 1985. The Company's principal executive offices are located at 825 N.E. Multnomah, Suite 775, Portland, Oregon 97232, and its telephone number is (503) 797-7200.


     STRATEGY

     To achieve PacifiCorp's strategic objective of significantly reducing the Company's financial services assets, the Company has sold substantial portions of its assets. The Company presently expects to continue this selling effort over the next several years and retain only its tax advantaged investments in leveraged lease assets (primarily aircraft) and affordable housing projects. For further discussion of the impact of the Company's strategic direction, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

     BUSINESS SEGMENTS

     FINANCIAL SERVICES

     AVIATION FINANCE

     As a result of the desire of PacifiCorp to reduce financial services assets, the Company has made only limited new investments in aircraft or loans relating to aircraft since 1991. The Company's portfolio consists primarily of Stage III noise compliant aircraft, both narrow and widebody. At December 31, 1994, approximately 91% of aircraft in the Company's portfolio investment was Stage III noise compliant. At December 31, 1994, the Company's Aviation Finance portfolio had total assets of $391 million (44 aircraft, of which two C-130's aggregating $1 million were held as Assets Held for Sale at December 31, 1994), representing approximately 53% of the Company's consolidated assets.

     COMPUTER LEASING

     In late 1992, the Company began conducting its computer leasing activity through a 50% owned corporation, Pacific Atlantic Systems Leasing, Inc. ("PASLI"). PASLI was owned by PacifiCorp Capital, Inc., a wholly-owned subsidiary of the Company, and Bell Atlantic Systems Leasing, Inc. In addition to conducting its own computer leasing business activities, PASLI managed both shareholders' preexisting computer leasing portfolios. In November 1994, the Company sold its computer leasing assets and its 50% interest in PASLI.

     OTHER FINANCIAL SERVICES

     Other Financial Services include centralized credit administration and asset management for the Company. Although no longer originating new business, the Company continues to manage its remaining asset-based lending portfolio and other assets. At December 31, 1994, Other Financial Services had a portfolio of $126 million, or approximately 17% of the Company's consolidated assets.


     REAL ESTATE

     AFFORDABLE HOUSING GROUP

     The Company has historically focused on investing in apartment housing projects that are eligible for the federal low income housing tax credit and anticipates that in the future it will increase its involvement in the development phase of new projects. At December 31, 1994, the Company had investments in 15 projects, consisting of 3,037 rental units, which were approximately 95% occupied. These projects, which are generally suburban, garden style apartment complexes, are located throughout the United States. In February 1993 and April 1994, the Company successfully completed syndications of approximate 80% interests in certain of its projects for $11.6 million and $3.5 million in cash, respectively. The Company expects to complete similar transactions in the future. Further information relating to these tax credits can be found in Note 12 to the Company's Consolidated Financial Statements. At December 31, 1994, Affordable Housing assets totaled $135 million, representing approximately 18% of the Company's consolidated assets.

     PACIFIC DEVELOPMENT, INC. ("PDI")

     PDI owns or manages several office buildings (in aggregate, approximately 1,178,000 square feet), in which the Company and PacifiCorp are significant tenants. At December 31, 1994, these buildings were approximately 98% occupied. PDI also owns other developed and undeveloped property in the east side business district of Portland, Oregon, known as the Lloyd District. During the past few years, PDI has sold several of its Lloyd District properties and will continue efforts to sell additional properties. In March 1994, PDI sold one of its office buildings and certain other assets to PacifiCorp for a gross sales price of $47.7 million and net cash proceeds of $30.3 million after repayment of related non-recourse debt.

     At December 31, 1994, PDI had assets of $34 million, representing approximately 5% of the Company's consolidated assets. These assets are classified as "Held for Sale" in the Company's consolidated balance sheet. PDI agreed to sell the majority of these properties on March 7, 1995. The sale is contingent on financing and is expected to close in the third quarter of 1995.

     OTHER REAL ESTATE

     At December 31, 1994, the Company had other real estate holdings in Bartow, Florida and Columbus, Ohio totaling $2 million. The Company sold its Springfield, Illinois properties in 1994.


                             DISCONTINUED OPERATIONS

     MANUFACTURING

     VERMONT CASTINGS, INC. ("VCI")

     VCI was acquired in May 1990 as the result of a loan default. The Company sold its interest in VCI in August 1994.

     The net assets of VCI at December 31, 1993, and the results of operations for the periods ended December 31, 1994 and 1993 are reported as discontinued operations.


     AGRICULTURE

     COLOR SPOT, INC. ("COLOR SPOT")

     Effective March 1, 1993, in response to a loan default by Color Spot, Inc., the Company acquired certain assets and assumed certain liabilities of Color Spot, Inc., a large West Coast wholesale nursery headquartered near Richmond, California, in exchange for forgiveness of a portion of the loan. The Company is operating this business under the name "Color Spot." The Company oversees the management of Color Spot with the objective of increasing value in a manner that would facilitate the disposition of its interest in Color Spot.

     Color Spot's primary business is the sale of bedding plants to large retail customers. Color Spot's six largest customers account for approximately 80% of its sales. Color Spot's business is seasonal, with the highest level of activity occurring during the spring and early summer.

     A formal plan for disposal of the Company's investment in its agriculture operations was adopted late in the fourth quarter of 1994. As a result, the net assets and results of operations of Color Spot are reported as discontinued operations.

ITEM 2.  PROPERTIES

     FINANCIAL SERVICES - The principal executive offices of the Company are leased from PacifiCorp. The Company's financial services operations also maintain other leased office premises, generally under noncancellable leases. For additional information concerning the Company's lease obligations, see Note 15 to the Company's Consolidated Financial Statements.

     REAL ESTATE - The Company's Affordable Housing group owns interests in 15 projects consisting of 3,037 rental units located throughout the United States. As of December 31, 1994, PDI owns several office buildings (approximate aggregate square footage of 369,771) and other developed and undeveloped property in the Lloyd District of Portland, Oregon.

     AGRICULTURE - Color Spot owns and/or leases 456 acres of land, located at six sites in California. Color Spot owns 3,225,290 square feet of greenhouses at these locations. Color Spot also owns an office building in San Pablo, California that houses its administrative personnel.